# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Soko Group, Inc.
7950 silverton ave Suite 203
San Diego, CA 92126
Sokohemp.com

Up to $106,999.92 in Common Stock at $0.24
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Soko Group, Inc.
**Address:** 7950 silverton ave Suite 203, San Diego, CA 92126
**State of Incorporation:** CA
**Date Incorporated:** December 19, 2017

## Terms:

### Equity

**Offering Minimum:** $9,999.84 | 41,666 shares of Common Stock
**Offering Maximum:** $106,999.92 | 445,833 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.24
**Minimum Investment Amount (per investor):** $360.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Voting Proxy for investors in this Offering.**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## Perks* & Investment Bonuses

### Time-Based:

#### Friends and Family Bonus

Invest within the first 48 hours and receive 20% bonus shares

**Super Early Bird Bonus**

Invest within the first week and receive 15% bonus shares

**Early Bird Bonus**

Invest within the second week and receive 10% bonus shares

**Amount Based:**

**Tier I***

*Invest $500+*

Receive 2 Icy Mint Roll-Ons & Assorted Topical ($160 worth of product ) and 2 VIP tickets to Soko Fashion Show—*\*Intended for consumers*

**Tier II***

*Invest $720+*

Best Value for consumers! Receive 2 icy mint roll-ons, 4 assorted topicals, & 2 15-ct gummies ($300 worth of product) and 2 VIP + 2 GA tickets to Soko Fashion Show —*\*Intended for consumers*

**Tier III** - Wholesale**

**Invest $1,500+**

Receive a free sample kit and 1 education class on Soko products. Plus a 2 year 5% discount on wholesale prices. First Access to new products ✝ and 2 VIP + 2 GA tickets to Soko Fashion Show— *\*\*Intended for wholesalers*

✝ - excludes new California sober sparkling water line

**Tier IV** - Wholesale**

**Invest $2,500+**

Receive a free sample kit and 1 education class on Soko products. Plus a 2 year 10% discount on wholesale prices. First Access to new products (including California Sober line) and 2 VIP + 2 GA tickets to Soko Fashion Show—*\*\*Intended for wholesalers*

**Tier V* + 3% bonus shares**

**Invest $3,000+**

Receive a 5% discount for 2-years when you shop online and 3% bonus shares. Plus get $300 worth of product (2 icy mint roll-ons, 4 assorted topicals, & 2 15-ct gummies) and 2 VIP + 4 GA tickets to next 2 Soko Fashion Show— *Intended for consumers*

**Tier VI\* + 5% bonus shares**

## Invest $5,000+

Recieve first samples of new products to try before public release, 5% bonus shares on your investment, plus $150 in online credit, a 5% discount for 2-years when you shop online, and 4 VIP + 4 GA tickets to Next 2 Soko Fashion Shows— *Intended for consumers*

**Tier VII\* + 10% bonus shares**

## Invest $10,000+

Recieve first samples of new products to try before public release, 10% bonus shares on your investment, opportunity to sit in on beta tests and product launch meetings, attend CEO annuals with majority shareholders and board, plus $350 in online credit, a 10% discount for 2-years when you shop online, and 8 VIP + 8 GA tickets to Next 3 Soko Fashion Shows— *Intended for consumers*

*All perks ocur after the offering is completed.*

### The 10% Bonus for StartEngine Shareholders

Soko Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $24. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Soko Group, Inc. is a hemp CBD company. At Soko, we strive to innovate the unoriginal by introducing fashionable, charismatic, and modern branding of hemp

CBD products and clothing to an unmarketed demographic of business professionals. Our method is simple. Utilizing our vetted network of GMP certified manufacturers, we formulate the highest quality products that are then tested and pass all government regulations. We then contract the most trusted distribution partners to deliver the products that have been branded and marketed by us to wholesalers around the world. To date, we have over 15 products that consist of four different shea-butter based topicals, one signature roll-on applicator, a pet tincture, mocktail mixer, three assorted sublingual tinctures, and six culinary items including balsamic vinaigrette and honey; that we successfully have branded, marketed and sold with a new line of beverages on the way.

After noticing the immense response from our products, we launched an online retail store to supply an ever-growing list of customers. Taking notice, we were invited to the beta test of Square registers payment merchant service and have since used their platform to create a quick, reliable and friendly checkout experience. We plan an increasing our breadth of exposure further into the Ecommerce lane to reach the people that have not yet had the education, access or wherewithal to experience CBD and all of the benefits it can bring.

As Dave Soko previously created a fashion event company, runway shows and affluent events are a key part of Soko Group's personality. We hold an annual event cleverly dubbed "The Soko Ball", that allows a new demographic to experience hemp CBD in an inviting and unassuming way. By providing culinary tastings and infused mocktails while guests enjoy live music and a runway fashion show using hemp clothing, they are able to understand first hand that hemp CBD can be apart of their lifestyle in new ways than before.

Previously, Soko Group Inc. provided both THC and CBD products and originally planned to create two wholly separate entities, however, since new updates to regulations around THC products made them more difficult to distribute, Soko Group, Inc., decided to pivot their business to only focus on the CBD industry. Soko Group's THC products used the brand name "SokoCanna or Soko Cannabis Creations" and are no longer in use. This decision came into effect in August of 2019.

Under the Soko Group, Inc. parent company, multiple brand names have been used for products sold by the company. These include SokoHemp, SokoCanna, Soko Cannabis Creations, Soko Hemp Creations and Soko CBD. These brands are all current or former products of the company. Again, the company no longer deals in cannabis products on in hemp related products. Soko Group, Inc. also has a website www.sokocanna.com, an unofficial nickname for the section of Soko Group inc. that handled cannabis, and it is being redeveloped into an educational outlet with no products for sale.

*Competitors and Industry*

As of now, the hemp CBD industry consists of companies taking either pharmaceutical or tie-dye approaches to marketing their products. We see a massive gap in the market where business professionals and fashionistas alike are missing a brand that they assimilate with. An incredible amount of exposure is being acquired through social media and eCommerce platforms which allow the masses to purchase CBD products from just about anywhere. By giving our demographic an opportunity to embrace the hemp CBD movement through luxurious fashion shows and trendy products, we can build a monumentous population of loyal, raving customers that were otherwise uninvited in the past.

*Current Stage and Roadmap*

Currently Soko Group inc. brands and markets 18 products that include culinary, tinctures, topicals and roll-ons. We are selling all items online and in select wholesales locations in multiple states across the U.S. However, after seeing a gap in the beverage side of the hemp CBD market, we went to work in Q2 of 2019 to start formulation of our California Sober sparkling waters. We are in the process of securing a contract for the production of these beverages so that we may start marketing and promoting our projected product launch by the middle of Q2 of 2020. We will also be updating the design and formulation of our topicals to meet upcoming regulatory changes for new retail contracts coming into play by the end of Q1 of 2020.

Amongst our hemp CBD products, we also will be building out our hemp clothing line as well. Since our fashion shows always have a large turnout, we noticed the demand for hemp clothing for everyday wear. We have yet to add our clothing to the online store and plan to grow our inventory to make available these items to the masses. This will be an immediate rollout with contracts and designs already finished and in place.

Our expansion will also include growing our existing presence overseas. We currently have a distribution partner in Ireland that has been successfully growing Soko Group's presence in these areas and the response has been tremendous. So much so in fact that we are currently seeking manufacturers in the U.K. to produce our formulations and lower the overall price to the consumer. We anticipate having contracts in place for review by the end of Q3 of 2020 so that we may re-launch shortly thereafter.

## The Team

### Officers and Directors

**Name:** David Sokolowski (Dave Soko)

David Sokolowski (Dave Soko)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Founder; Director
  **Dates of Service:** December 19, 2017 - Present
  **Responsibilities:** Dave Soko's primary role as CEO is overall company management and employment oversight. His annual salary is $46,000.

Other business experience in the past three years:

- **Employer:** Glamour and Glow LLC
  **Title:** CEO/Founder
  **Dates of Service:** December 01, 2011 - December 19, 2017
  **Responsibilities:** Dave Soko created the Glamour and Glow llc to create fashion shows across the U.S. His day to day included management, production and oversight of the entire event to ensure its success.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We are reliant on one main type of service

All of our current services are variants on one type of service, providing hemp CBD related products. Our revenues are therefore dependent upon the market for hemp CBD products.

### We may never have an operational product or service

It is possible that there may never be an operational hemp marketing and product distribution market or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for new products and services and have only manufactured a prototype for our hemp CBD beverage line amongst other products or services yet to come to fruition. Delays or cost overruns in the development of our hemp CBD beverage line and other products or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

### We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, trade secrets and graphic designs. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, trade secrets, and graphic designs may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Soko Group, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Soko Group could harm our reputation and materially negatively impact our financial condition and business.

*We are a company with a short history, average revenue and established operating history*
The Company has a short history, average customers, and average revenue. If you are investing in this company, it's because you think that The Soko Group is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have turned a small profit and there is no assurance that we will be more profitable year after year.

*Legal Status of Hemp CBD*
The Hemp CBD industry is majorly affected by the legal status of Hemp CBD and its ability to be sold or distributed. The investor should be aware that any changes in such laws affecting the legal status of Hemp CBD could adversely effect future sales or growth of Soko Group Inc.

*Our Viability depends on the availability of hemp and hemp products.*
Our company is based around branding and marketing of hemp CBD products and clothing. If access to said supply becomes restricted or obstructed completely due to outside forces beyond the control of Soko Group Inc., the investor must be aware that will negatively impact the performance of Soko Group Inc and its endeavors.

*Our delivery of product relies on proper distribution and manufactuering.*
If at any time the access to manufacturers or distributors alike become restricted, the investor must know this will directly effect the accessibility of the product and/or the

availability of the product henceforth.

**_The company relies on the availability of a proper banking system for hemp CBD products._**
The investor must acknowledge that Soko Group Inc. relies on having regular access to a proper federal banking system. If this at any time becomes restricted by any reason, it will adversely effect the profitability of the company.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| David Sokolowski | 27,000,000 | Common Stock | 59.0 |
| Trinity Ventures Partners Inc. | 17,209,150 | Common Stock | 37.5 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 445,833 of Common Stock.

### Common Stock

The amount of security authorized is 55,000,000 with a total of 45,829,100 outstanding.

### Voting Rights

Each share has the right to one vote and shares on a pro-rata basis in any distributions or dividends

### Material Rights

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 26,961,330
  **Use of proceeds:** Issuance of stock to founder
  **Date:** August 01, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $25.50
  **Number of Securities Sold:** 17,209,150
  **Use of proceeds:** Issuance of Stock to Venture Capitalist
  **Date:** June 01, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity

Final amount sold: $0.00
Number of Securities Sold: 38,670
Use of proceeds: Initial issuance of shares to founder
Date: December 18, 2017
Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $39,980.00
  Number of Securities Sold: 199,900
  Use of proceeds: The capital raised from this investment was used for working funds related to innovatory procurement and graphic design for the website.
  Date: August 21, 2019
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $99,990.00
  Number of Securities Sold: 490,950
  Use of proceeds: The capital raised was used for the purchase of hardware and packaging, salaries and office expenses. The capital was also used for marketing expenses related to print and online media.
  Date: September 13, 2019
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: The capital raised here was used towards trade show costs and expenses as well as expenses incurred to produce the yearly fashion show.
  Date: October 24, 2019
  Offering exemption relied upon: 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering*

*Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

The company sales went from $9,740 as of inception on December 17, 2017, to $518,264 in sales in 2018 and $$544,360 in 2019. The company's cost of goods sold grew accordingly with the increase in sales from an estimate of $15,000 at inception on December 17, 2017, to $498,849 as of December 31, 2018. However, the cost of goods sold decreased drastically from 2018 to $77,625 in 2019. The company sales grew quickly from inception to year to year because of the company founder being knowledgeable and very familiar with the CBD industry and taking effective steps even before incorporation to get the products to the market, like signing contracts with manufacturers and using marketing strategies to get brand awareness. When the company incorporated, there was already a ready market and products to meet the demand. The company's management has been able to target the select verticals that are most profitable and capitalize on the intense supply and demand in the country and around the world. The company cost of goods sold decreased drastically from 2018 to 2019 because the company already had a lot of inventories that were manufactured from previous years, allowing the company to still meet the demand in 2019.

By wholesaling, utilizing its extensive network, and updating its E-commerce and Social Media, the company was able to achieve profitability in its second year of business, going from a net loss of $72,107 in 2018 to a net income of $225,577 in 2018.

**Historical results and cash flows:**

The company had cash in the bank in the amount of $34,784 as of December 31, 2018, and $51,731 as of December 31, 2019. It also had positive working capital of $245,581 in 2018 and $573,837 in 2019. The increase in cash and working capital from 2018 to 2019 was mainly due to the company sales increase and receiving additional loans. Yes, the company expects to continue to reach more customers, expand its market shares and increase revenues in 2020. The COMPANY'S management is confident of its prospects as the company is unique and has differentiated itself from competitors through its concept of merging fashion and Hemp. The Hemp CBD industry is lacking fashion-forward, business-oriented and professional approaches when it comes to marketing, selling and promoting Hemp products. We have engineered a way to fill that void with fashion shows that encapsulate a new age CBD industry where the main focuses are our trendy and hip products and hemp-derived clothing. Management anticipates more states and countries being added to the ever-growing list of Hemp allowed territories, which we will track, market and distribute too in an efficient and strategic format. Management will focus heavily on marketing and existing contracts to create a more stable and profitable financial base to further expand the company. The company also recently signed a contract with 7-11 to expand.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of today January 22, 2020, the company has about $600 in the bank. The company has been investing in manufacturing and marketing since the beginning of the year and only has $600 in the bank. The company needs cash to expand and take advantage of the 711 opportunities.

The company also holds credit cards from Capital One with a $5,000 limit, Credit one with a $600 limit and American Express with a $1,000 limit that is used and paid off every billing cycle.

In 2019, the company has an outstanding loan balance in the amount of $50,050 from Growpacker. The loan has no interest rate and no maturity date has been set.

The company also has an outstanding loan in the amount of $60,000 from Mrs. Sokolowski, the CEO's mother. This loan carries no interest rate and no maturity date has been set either.

Both loans above are outstanding as of today January 22, 2020. No interest rate and maturity date were set on this loan.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds are critical to the expansion beyond what we have been doing previously. We are expecting to use these funds to heavily market and increase online revenue as well as update existing contracts. Our funds we are procuring organically now, prior to the raise, are enough to steadily yet slowly keep the company moving forward.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

As these funds are not necessary to keep the company alive, they are necessary to increase the exposure to keep our company relevant in an ever saturating industry.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

For the minimum amount of 10,000 we can expect it to go directly and fully into marketing as our philosophy is if you feed the business, the business will feed you. Raising only our minimum will not affect the stability of the company, only the ability to grow efficiently and effectively. We expect the minimum amount to last approximately 2 months.

**How long will you be able to operate the company if you raise your maximum funding goal?**

When we raise the allotted amount of $107,000, we will be able to execute to the best of our ability the business plan we have in place. Our strategy relies heavily on E-commerce, marketing on Social media and like outlets, and increasing/expanding on existing contracts to further our area of influence. We anticipate raising the $1.07 million fairly quickly after and are expecting the $107k to take us up to the end of Q3-Middle of Q4 of 2020.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

With the hemp CBD market becoming nationally recognized, we will be pursuing official lines of credit and will also be raising 1.07 million with StartEngine after this preliminary raise

## Indebtedness

- **Creditor:** Gp Holdings
  **Amount Owed:** $50,050.00
  **Interest Rate:** 0.0%
  In 2019, the company has an outstanding loan balance in the amount of $50,050 from Growpacker. The loan has no interest rate and no maturity date has been set. This loan is outstanding as of today, January 22, 2020.

- **Creditor:** Mrs. Sokolowski
  **Amount Owed:** $60,000.00
  **Interest Rate:** 0.0%
  The company also has an outstanding loan in the amount of $60,000 from Mrs. Sokolowski, the CEO's mother. This loan carries no interest rate and no maturity date has been set either. This loan is outstanding as of today, January 22, 2020.

- **Creditor:** DCH Honda
  **Amount Owed:** $21,620.00
  **Interest Rate:** 1.9%
  **Maturity Date:** July 22, 2022
  On August 27, 2019, the company signed a loan agreement with DCH Honda for a Honda CR-V 2WD FX van. The auto loan carried a yearly interest rate of 1.90%. The loan matures after 35 monthly payments in the amount of $671.88. As of today, January 22, 2020, the loan had an outstanding balance of $21,620 including accrued interest.

## Related Party Transactions

- **Name of Entity:** Mrs. Sokolowski
  **Relationship to Company:** Family member
  **Nature / amount of interest in the transaction:** The CEO's mother, Mrs. Sokolowski, gave the company a loan in the amount of $60,000 as discussed in note 3. The loan has no interest rate and no maturity date was set.
  **Material Terms:** The loan has no interest rate and no maturity date was set.


## Valuation

**Pre-Money Valuation:** $10,998,984.00

**Valuation Details:**

We at Soko Group, Inc. came to this valuation by assessing our partnerships, percentage of revenue increase and attribution to the Global hemp CBD and fashion industries respectively. Our valuation is based on internal factors such as our market reach, our customer base, and our revenue.

Currently, we have two key partnerships leading to our success, first our formulation partner for our hemp beverages, Symrise, and secondly, our primary product manufacturer, 12 Crowns Inc.

Our market reach includes Soko Group serving over 50 locations with reorders. Soko Group has 300 returning e-commerce clients with an average of 4 orders per year and over $470,000 worth of product revenue moved in Q3 2018 - Q3 2019. Our $225,000 profit for 2019 is a $412% increase from 2018 and we are hoping to continue that trend for the next 3 years. We utilized the above information to analyze our 3 year estimated revenue at just over $14 Million.

In addition to our current market, we believe we have positioned ourselves for a massive expansion into Europe as well as South America for Hemp CBD Products. Currently, we have product sales underway and contracts being established with manufacturers overseas.

Looking at the industry overall, CBD is growing to be a $22 billion market in the US by 2022 and a $318 million market in the UK in 2018 and expected to grow by 400% percent by 2023. We believe Soko Group is positioned to capitalize on the markets before they become saturated.

In addition to the hemp CBD market, we also looked to the hemp fashion industry as a secondary market comparison. The hemp fashion industry is valued at $1.5 Trillion. Soko Group Inc. already has a market share in the hemp fashion and everyday apparel sections. Soko Group's CEO, Dave Sokolowski, has previously created a successful fashion event company known nationwide for innovative and decadent runway shows which led to Dave bringing this experience to Soko Group's fashion shows today. We have grown a following through these events proving the value and the steady demand for hemp clothing. By building on and expanding the different apparel we offer, we can anticipate a new vertical to be added that will further add value to the current valuation.

In conclusion, we believe the above information gives Soko Group, Inc. a major advantage over competitors through brand recognition, product distribution territories, market share, and customer loyalty overall when it comes to becoming a household name globally.

Our valuation was determined internally and not using a formal third-party independent valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Service Fee*
  96.5%
  If the minimum of $10,000 is raised in this campaign, 100% of the funds raised will go towards StartEngine's Premium Services.

If we raise the over allotment amount of $106,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  We aim to utilize a large portion of the capital on social media and online exposure. We have seen incredible performance from select media groups and plan on heavily using these platforms to increase traffic to our website. Coupled with strategically placed promotions and giveaways, we expect to increase our overall conversation rate thus leading to more sales.

- *Research & Development*
  10.0%
  We will only be utilizing 10% of funds towards research and development as most of our products are already in existence. This will mainly be used to perfect our hemp CBD beverages as well as any new products, or product innovations, that may arise.

- *Company Employment*
  15.0%
  We will use 15% of funds to negotiate any new contractors to provide services as needed. This may also be used for salaries provided to executives, managers, and directors as needed.

- *Operations*
  10.0%
  We will allocate 10% of funds raised to overall operations that may include, office expenses, shipping and regulation fees, general overhead and other costs associated with day to day operations. Overflow from this section may be used to assist contractor deposits or retainers.

- *Working Capital*
  17.0%
  We will allocate 17% of funds to procuring more assets in the contract and intellectual property sectors. As our business model is heavily based on who we work with and our brand image, we will use these funds to further establish concrete relationships with the highest quality manufactures, distribution and marketing groups.

- *Inventory*
  9.5%
  We will be using just under 10% to increase the inventory assets we have and leave room to add on additional products as we launch them. We are able to bypass much of the initial fees around purchasing inventory through our existing relationships.

- *Run-Over Management*
  5.0%
  We will put aside 5% of funding to cover unforeseen costs or run-over associated with the operations, working capital or any other aspect of the business during its growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Sokohemp.com (www.sokohemp.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/soko

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Soko Group, Inc.

*[See attached]*

I, David Soko, the Chief Executive Officer of Soko Group, Inc., hereby certify that the financial statements of Soko Group, Inc., and notes thereto for the periods ending December 31, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ $39,371 ; taxable income of $ $84,309 and total tax of $ $0 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 01/30/2020 (Date of Execution).

_____ (Signature)

CEO/Founder _____ (Title)

01/30/2020 _____ (Date)

**SOKO GROUP, INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**DECEMBER 31, 2019 AND 2018**

## SOKO GROUP, INC.
## Index to Financial Statements
### (unaudited)

## SOKO GROUP, INC.
## BALANCE SHEETS
## DECEMBER 31, 2019 AND 2018
(unaudited)

|  | December 31, 2019 | December 31, 2018 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and Cash Equivalents | 51,731 | 34,784 |
| Accounts Receivable | 184,904 | 20,966 |
| Inventory | 130,000 | 130,000 |
| Total Current Assets | 366,635 | 185,750 |
| Non-Current Assets | | |
| Fixed Assets , net | 28,994 | - |
| Intangible Assets, net | 10,000 | 10,000 |
| Other Assets | 50,000 | 50,000 |
| Total Non Current Assets | 88,994 | 60,000 |
| **TOTAL ASSETS** | $ 455,629 | $ 245,750 |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 4,705 | - |
| Credit Cards | 3,946 | 169 |
| Other Current Liabilities | 8,382 | - |
| Total Current Liabilities | 17,034 | 169 |
| Non-Current Liabilities | | |
| Loans Payable- Non current | 110,050 | - |
| Car Loan | 21,568 | - |
| Total Non-Current Liabilities | 131,618 | - |
| Total Liabilities | 148,652 | 169 |
| Equity | | |
| Common Stock, $0.0001 par value, 55,000,000 shares authorized, 45,790,850 as of December 31, 2019 | 4,579 | - |
| Additional Paid In Capital | 346,533 | 367,948 |
| Distribution | (147,344) | - |
| Retained Earnings | (122,367) | (50,260) |
| Net Income | 225,577 | (72,107) |
| Total Equity | 306,978 | 245,581 |
| **TOTAL LIABILITIES & EQUITY** | $ 455,629 | $ 245,750 |

**SOKO GROUP, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**
(unaudited)

|  | December 31, 2019 | December 31, 2018 |
|---|---|---|
| **Revenue** | $ 544,360 | $ 518,264 |
| Cost of Goods Sold | 77,625 | 498,849 |
| Gross Margin | 466,735 | 19,415 |
| Expenses |  |  |
| Advertising and Marketing | 65,090 | 19,682 |
| General and Administrative Expenses | 171,958 | 71,828 |
| Total Expense | 237,049 | 91,509 |
| Operating Income/(Loss) | 229,687 | (72,094) |
| Depreciation | (2,071) | - |
| Amortization | - | - |
| Non Operating Expenses |  |  |
| Interest Expense | (2,039) | - |
| Other (Loss)/Income | - | (13) |
| Total Other Income (Expense) | (4,110) | (72,107) |
| Deferred Income Taxes | - | - |
| **Net income/(Loss)** | $ 225,577 | $ (72,107) |

**SOKO GROUP, INC.**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
(unaudited)

|  | Common stock | | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
|  | Shares | Amount |  |  |  |
| December 31, 2017 | - | $ - | $ 250,000 | $ (50,260) | $ 199,740 |
| Contribution | 38,250 | - | 117,948 | - | 117,948 |
| Distribution | - | - | - | - | - |
| Net income/(loss) | - | - | - | (72,107) | (72,107) |
| December 31, 2018 | 38,250 | $ - | $ 367,948 | $ (122,367) | $ 245,581 |
| Contribution | 45,790,850 | 4,579 | (21,416) | - | (16,837) |
| Distribution | - | - | (147,344) | - | (147,344) |
| Net income (loss) | - | - | - | 225,577 | 225,577 |
| **Balance at December 31, 2019** | **45,829,100** | **$ 4,579** | **$ 199,189** | **$ 103,210** | **$ 306,978** |

**SOKO GROUP, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
(unaudited)

|                                                         | December 31, 2019 | December 31, 2018 |
|---------------------------------------------------------|------------------:|------------------:|
| Cash flows from operating activities                    |                   |                   |
| Net income                                              | $ 225,577         | $ (72,107)        |
| Depreciation                                            | 2,071             | -                 |
| Amortization                                            | -                 | -                 |
| Total Adjustments to reconcile Net Cash Provided By Operations: |           |                   |
| Accounts Receivable                                     | $ (163,938)       | (11,226)          |
| Inventory                                               | -                 | -                 |
| Accounts Payables                                       | 4,705             | -                 |
| Credit Cards                                            | 3,777             | -                 |
| Other Current Liabilities                               | 8,382             | 169               |
| **Net Cash Provided By Operating Activities:**          | **80,575**        | **(83,164)**      |
|                                                         |                   |                   |
| Cash flows from Investing Activities                    |                   |                   |
| Fixed Assets                                            | (31,065)          | -                 |
| Intangible Assets                                       | -                 | -                 |
| **Net Cash used in investing activities**               | **(31,065)**      | **-**             |
|                                                         |                   |                   |
| Cash flows from Financing activities                    |                   |                   |
| Borrowings on Loans                                     | 110,050           | -                 |
| Car Loan                                                | 21,568            | -                 |
| Issuance of stock                                       | 4,579             | -                 |
| Contribution/(Distribution)                             | (168,759)         | 117,948           |
| **Net cash received from financing activities**         | **(32,562)**      | **117,948**       |
|                                                         |                   |                   |
| Net (decrease) increase in cash and cash equivalents    | 16,947            | 34,784            |
| Cash and cash equivalents at beginning of period        | 34,784            | -                 |
| **Cash and cash equivalents at end of period**          | **$ 51,731**      | **$ 34,784**      |

## NOTE 1 – NATURE OF OPERATIONS

Soko Group, Inc., was formed on December 19, 2017 ("Inception") in the State of CA. The financial statements of Soko Group, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Soko Group, Inc., strives not only to provide a wide range of luxury THC and CBD products, but also to educate consumers about cannabis and the benefits of CBD. Soko Cannabis is reinventing the cannabis industry. Born out of a unique collaboration between art, fashion and cannabis experts, Soko Creations represents the pinnacle of craftsmanship. Our attention to detail and quality measures are unsurpassed.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the sale of its THC and CBD products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740").  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates

applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

*Loans payable*

In 2019, the company has an outstanding loan balance in the amount of $50,050 from Growpacker. The loan has no interest rate and no maturity date has been set.

The company also has an outstanding loan in the amount $60,000 from Mrs. Sokolowski, the CEO mother. This loan carries no interest rate and no maturity date has been set either.

*Auto loan*

On August 27, 2019 the company signed a loan agreement with DCH Honda for a Honda CR-V 2WD FX van. The auto loan carried a yearly interest rate of 1.90%. The loan matures after 35 monthly payments in the amount of $671.88. As of December 31, 2019, the loan had an outstanding balance of $21,568.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

On January 30, 2019, the company entered a lease agreement with H.G. Fenton Property Company for an office space. The lease is month to month commenced on February 8, 2019. The monthly rent is in the amount of $1,116. Rent expense was $19,545 as of December 31, 2019.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*

We have authorized the issuance of 55,000,000 shares of our common stock with $0.0001 par value. As of November 30, 2019, 45,752,600 shares of common stock were issued and outstanding.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The CEO's mother gave the company a loan in the amount of $60,000 as discussed in note 3. The loan has no interest rate and no maturity date was set.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after November 30, 2019 through January 17, 2020, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



Start Investing Get Funding Sign In

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# SōKO

Bringing Style and Innovation to Hemp & CBD



SōKO
CBD INFUSED SOCIAL TONIC
LEMON LIME
CBD FREEZE

Website San Diego, CA CONSUMER PRODUCTS

Soko Group, Inc. ("Soko") was born out of a collaboration between artists, fashionistas and those in the hemp industry. We are taking the CBD world by storm by changing the way people view the product all while creating something entirely new. From hand-crafted culinary treats to high potency full spectrum tinctures, we maintain the highest quality for the customers that we love. We take pride in every aspect of our product right down to the posh and sleek packaging.

**$0.00** raised

| | |
|---|---|
| **0** Investors | **88** Days Left |
| **%** Equity Offered | **$11M** Valuation |
| **Equity** Offering Type | **$360.00** Min. Investment |

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview Team Terms Updates Comments Follow

# Reasons to Invest

- We believe Soko is at the intersection of the large CBD Market ($18B) and the Fashion industry ($1.5 T), and is positioned to capture both markets through multiple verticals such as hemp fashion shows, innovative products and extensive marketing. (Sources: Brightfield Group - CBD Consumer Insights, Statista - Revenue of Apparel Market)
- Currently selling worldwide, Soko uses its team of Hemp Experts, Graphic Designers and top notch Executives to further its education and exposure to an

Designers and top-notch Executives to further its education and exposure to an ever growing list of CBD welcoming territories

- Boasting an average of 50% profit margins and a 412% increase in sales from 2018-2019, we moved from reporting a loss in our first year to $225,577 in profit the next

*"Reinventing the CBD and hemp industry."*

THE PROBLEM

## CBD needs an image makeover

Right now, many still associate Hemp CBD with THC and the tie-dye stigma that goes with it. People see the word "hemp" and are overlooking the professional and medicinal uses of this centuries old product. We believe there is a palpable craving for a brand that best represents the many uses of CBD and to help battle ideologies that CBD is only for those that have dabbled in cannabis or recreational markets.



PEOPLE SEE THE WORD "HEMP" AND ARE OVERLOOKING THE PROFESSIONAL AND MEDICINAL USES OF THIS CENTURIES OLD PRODUCT

THE SOLUTION

## SōKO is changing how we view CBD

We've created the SōKO brand and with that have been implementing educational seminars to teach customers and distributors alike about CBD and our product in particular. We are telling them how our CBD can be utilized within almost every routine. We are also organizing CBD-focused fashion shows using hemp clothing all while leading the way with a modern brand profile that directly contrasts the medical or holistic facades we see on most CBD companies today.



THE MARKET

# The CBD market is valued at over $18B

The CBD market is strong and expected to increase at an average of 125% compounded annual growth rate for the next five years at minimum. The CBD market has a projected valuation of over 18 Billion dollars with one in seven Americans, or 14%, say they personally use cannabidiol- (CBD-) based products. This is a major factor for us because we not only have business in the U.S., but also in Europe. With the trend growing in popularity, we can get in to the untapped market and prevent being weighed down by saturation.

https://news.gallup.com/poll/263147/americans-say-cbd-products.aspx
(Source)



CBD MARKET IS EXPECTED TO INCREASE AT 125% C.A.G.R. FOR 5+ YEARS
CBD MARKET IS VALUED AT OVER $18B
BUSINESS IN THE U.S., EUROPE & SOUTH AMERICA

THE CBD MARKET
IS EXPECTED TO HIT
$22 BILLION
BY THE YEAR 2022
SOURCE: BRIGHTFLIED GROUP

OUR TRACTION

## We've overcome obstacles and are stronger than ever

Since SōKO's inception, we have successfully dealt with difficult regulation changes that have compromised many other companies. Staying true to the basis of what the company was founded on, we have been able to create a product line boasting over 16 different SKUs, grew our 2018-2019 revenues and brand exposure, and created a bi-annual fashion show that more than 1,000+ people

look forward to each year. We have also launched the brand in Europe as of early 2019 and are on track to launch a new line of beverages.



CREATED 16 DIFFERENT SKUS

DOUBLED 2018-2019 REVENUE AND BRAND EXPOSURE

BI-ANNUAL FASHION SHOW

EUROPEAN LAUNCH

WHAT WE DO

# We make the most innovative CBD products on the market

We work with the most quality and respectable cultivators, manufacturers, and distributors to introduce products into all possible retail locations. We ensure that all customers have an efficient and easily adaptable method of buying what they want, when they want it. We have also utilized the E-commerce vertical by creating an in-depth and information forward website that educates customers before they buy.

We have an exciting line of products that includes: tinctures, topicals, drops, infused beverages, pet products, culinary products, and more. Every product is of the highest quality and tested to ensure that fact.





California Sober

*Product still in development



**TOPICAL**



**INFUSED BEVERAGES**



**CULINARY PRODUCTS**



**PET PRODUCTS**



**DROPS**

THE BUSINESS MODEL

# We've created a loyal and enthusiastic fanbase

Creating and maintaining a profitable CBD company can be a daunting task, but we've figured out that the only way to stay ahead is through our customers. Our brand has become our identity and people are coming back to see what we create next. We use the well known payment merchant provider, Square, to help us maintain this consistent consumer base.

We intend to continue heavily investing into marketing and exposure to build clientele, and then maintaining those customers through extended education, quality products and customer service; all while supporting even further with trendy and strategically timed SōKO fashion shows.


HEAVY INVESTMENT
IN MARKETING AND
EXPOSURE TO BUILD
CLIENTELE AND RETAIN A
LOYAL CONSUMER
FANBASE

HOW WE ARE DIFFERENT

# SōKO is synonymous with luxury

Previously, CBD was only associated with cannabis and many believed, and still believe, that CBD is psychoactive. Hundreds of competitors from all backgrounds managed to create almost identical brands none of whom were able to create an identity entirely their own. We took notice, which is why we created the SōKO fashion show -- blending artists, models, fashionistas and those passionate about

hemp. We used this to educate a demographic about CBD that was previously overlooked. Since our inception, we have become known as a luxury brand, straying away from the prescription asthetic of many other CBD brands, we've become something entirely unique and sought after.



SINCE OUR INCEPTION, WE HAVE BECOME KNOWN AS A LUXURY BRAND, STRAYING AWAY FROM THE PRESCRIPTION ASHETETIC OF MANY OTHER CBD BRANDS, WE'VE BECOME SOMETHING ENTIRELY UNIQUE AND SOUGHT AFTER.

In our constant endeavors to support fashion and the arts, we founded our yearly event, The SōKO Ball. This is a staple event for our brand and has been quickly growing in popularity since its inception in June of 2017. Hosted in swanky venues, the Ball showcases up-and-coming designers and artists, giving them massive exposure and supporting their artistic endeavors. SōKO has curated multiple fashion shows to accentuate the knot fashioned in our vision of hemp and the arts. We have an entire collection of hemp clothing and fashion line that has become popular.



SōKO

THE VISION

## We're going to be a lifestyle brand and a household name

We want to create a CBD lifestyle brand that people aspire to be a part of. We believe we are doing this through furthering our already thoughtful design and line of curated products. In the next 5 years, we believe we are going to continue to expand this through new products, hemp clothing and throwing upscale events catered to our specific clientele. With our revenue exceeding $400,000 for 2019 we believe in our ability to brand, market and supply the most high end products on the market. We believe we can expect the hemp CBD market to grow as we do ensuring we stay ahead of trend, at all times.

Source





**THIS YEAR**

REVENUE:
$300,000+

PROFIT:
$190,000

**NEXT 5** (YEARS)

NEW PRODUCTS

HEMP CLOTHING

UPSCALE EVENTS

OUR TEAM

# Founder Dave Soko is entrenched in the world of CBD

The SōKO team consists of Dave Soko, Jon Melicharek, and David Hebron. Dave Soko is the founder and CEO of Soko Group, Inc. As a young CEO, staying organized, passionate, and creative are just a few major objectives on a day-to-day routine, Mr. Soko focuses on. His experiences creating the Florida fashion week, numerous fashion shows across the US and now an innovative CBD company has established Dave as one of the leaders in the fashion and hemp industry.



**DAVID HEBRON**
DIRECTOR OF U.S. MARKETING



**DAVE SOKO**
CEO/FOUNDER



**JON MELICHAREK**
VP OF U.S. OPERATIONS

WHY INVEST

## This is a journey we're not going to make alone

We believe we can help usher in a time where CBD is fully integrated into society akin to acai or ginseng. In this pursuit, we need the help of investors -- but these are people who we want to be a part of this journey completely. We want our investors to contribute not only their finances, but their insight on what they believe would benefit the hemp society. With your investments, we promise to deliver high quality products, services, and events to better the CBD industry while working to implement a new theory on how a modern fashion forward company should look, act and operate.



WE BELIEVE WE CAN HELP USHER IN A TIME WHERE CBD IS FULLY INTEGRATED INTO SOCIETY AKIN TO ACAI OR GINSENG
SōKO
CBD INFUSED
SOCIAL TONIC
10MG CBD
LEMON LIME
SōKO
CBD FREEZE
ORGANIC MUSCLE RUB
SōKO


## In the Press

  

SHOW MORE

# Meet Our Team



## Dave Soko

CEO/Founder of Soko Group Inc.

Dave Soko is the founder and CEO of Soko Group Inc.. He's a visionary with ingenious creative passions leading the way in the event production and entertainment industry. Mr. Soko is driven and determined to accomplish monumental goals and being the best of the best. As a young CEO of two companies across the US, staying organized, passionate, and creative are just a few major objectives on a day-to-day routine, Mr. Soko focuses on. His experiences creating the Florida fashion week, numerous fashion shows across the US and now an innovative CBD company has entrenched Dave in a network of connections vastly deeper than he could have anticipated.



 



**Jon Melicharek**
V.P. of U.S. Operations

*Jon's meticulous and methodical east coast practices have been a major component of the Soko structure since January of 2019. From navigating new regulations and compliance issues to organizing all operations is part of Jon's day to day that is now second nature. His decade of experience in the cannabis and hemp industry working from seed to sale has proved indispensable when launching new products and crafting new marketing strategies. Jon has shown massive business acumen when it comes to overcoming any obstacles or objections and his passion for CBD shows through in every aspect of his work.*





**Dave Hebron**
Director of U.S. Marketing

*David Hebron is the Marketing manager for Soko Group Inc. He has several years of start-up experience with multiple brands in the highly competitive Alcohol Beverage market, with companies such as BeatBox Beverages, LLC (featured on ABC's Shark Tank - $1M Investment from Mark Cuban) and Ghost Tequila, LLC. Growing from roles like Territory manager to CA Market Manager and Trade Development manager, respectively, he gained immense levels of experience and knowledge in various areas of business and the rigorous start-up CPG marketing space, helping each brand gain crucial new market share, expand their overall brand footprint and compete in ultra-competitive markets. He now brings that experience and strategic thought with him into the CBD industry where he's helped SoKO develop key relationships with national brands, distributors, and retail outlets. Since early 2019 David has worked as an advisor to the luxury lifestyle brand, Soko Group, directing and consulting in various areas of marketing, sales, distribution endeavors and aiding in new product launches in CBD product categories. His creativity, tact and determination help him develop detailed and integrated marketing / sales strategies to help SoKO launch and succeed in the competitive CBD space. David works for The Soko Group part time, up to 30 hours per month. David has a full time job, he is the Co Owner of BLNCD Lifestyle, an online e-commerce cbd wholesaling company.*



Offering Summary

| | |
|---:|:---|
| **Company** : | Soko Group, Inc. |
| **Corporate Address** : | 7950 silverton ave Suite 203, San Diego, CA 92126 |
| **Offering Minimum** : | $9,999.84 |
| **Offering Maximum** : | $106,999.92 |
| **Minimum Investment Amount (per investor)** : | $360.00 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 41,666 |
| **Maximum Number of Shares Offered** : | 445,833 |
| **Price per Share** : | $0.24 |
| **Pre-Money Valuation** : | $10,998,984.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Voting Proxy for investors in this Offering.**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Perks* & Investment Bonuses**

**Time-Based:**

**Friends and Family Bonus**

Invest within the first 48 hours and receive 20% bonus shares

**Super Early Bird Bonus**

Invest within the first week and receive 15% bonus shares

**Early Bird Bonus**

Invest within the second week and receive 10% bonus shares

**Amount Based:**

### Tier I*

*Invest $500+*

Receive 2 Icy Mint Roll-Ons & Assorted Topical ($160 worth of product ) and 2 VIP tickets to Soko Fashion Show—*Intended for consumers*

### Tier II*

*Invest $720+*

Best Value for consumers! Receive 2 icy mint roll-ons, 4 assorted topicals, & 2 15-ct gummies ($300 worth of product) and 2 VIP + 2 GA tickets to Soko Fashion Show—*Intended for consumers*

### Tier III** - Wholesale

*Invest $1,500+*

Receive a free sample kit and 1 education class on Soko products. Plus a 2 year 5% discount on wholesale prices. First Access to new products † and 2 VIP + 2 GA tickets to Soko Fashion Show—**Intended for wholesalers*

† - excludes new California sober sparkling water line

### Tier IV** - Wholesale

*Invest $2,500+*

Receive a free sample kit and 1 education class on Soko products. Plus a 2 year 10% discount on wholesale prices. First Access to new products (including California Sober line) and 2 VIP + 2 GA tickets to Soko Fashion Show—**Intended for wholesalers*

### Tier V* + 3% bonus shares

*Invest $3,000+*

Receive a 5% discount for 2-years when you shop online and 3% bonus shares. Plus get $300 worth of product (2 icy mint roll-ons, 4 assorted topicals, & 2 15-ct gummies) and 2 VIP + 4 GA tickets to next 2 Soko Fashion Show—*Intended for consumers*

### Tier VI* + 5% bonus shares

*Invest $5,000+*

Recieve first samples of new products to try before public release, 5% bonus shares on your investment, plus $150 in online credit, a 5% discount for 2-years when you shop online, and 4 VIP + 4 GA tickets to Next 2 Soko Fashion Shows—*Intended for consumers*

### Tier VII* + 10% bonus shares

*Invest $10,000+*

Recieve first samples of new products to try before public release, 10% bonus shares on your investment, opportunity to sit in on beta tests and product launch meetings, attend CEO annuals with majority shareholders and board, plus $350 in online credit, a 10% discount for 2-years when you shop online, and 8 VIP + 8 GA tickets to Next 3 Soko Fashion Shows—*Intended for consumers*

*All perks ocur after the offering is completed.*

### The 10% Bonus for StartEngine Shareholders

Soko Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $24. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow SōKO to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information



**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

Hi, this is Dave Soko, the founder of Soko CBD. The CBD market is booming right now and Soko is in the perfect position to capitalize on this growing market.

Our goal at Soko is to change the stigma around CBD to create a luxury lifestyle brand. So I started Soko CBD because we wanted a difference in the market. We wanted to make a change in the world. We wanted to combine arts, fashion, and a love for the culture of CBD. Safety and quality is the most important part of Soko CBD. Everything that we do is lab tested and done in an FDA approved facility.

Soko has one of the most diverse product lines of any other CBD brand on the market. Everything from handcrafted chocolates, tinctures and topicals to our most unique product, which is called California Sober. California Sober is a sparkling CBD infused water that came about to solve an issue. Right now, people when they go out and party, they really feel like they need to be drinking alcohol and that's not a great option. That's not a healthy option. So California Sober gave us the opportunity to create a healthy alternative to drinking.

The CBD industry is in its infancy and right now is a perfect time to capitalize on this opportunity with Soko CBD.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

4093555



**Secretary of State**
**Articles of Incorporation of a**
**General Stock Corporation**

| ARTS-GS |

---

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $100.00

Copy Fees – First page $1.00; each attachment page $0.50;
Certification Fee - $5.00

*Note:* Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

rILED
Secretary of State
State of California

DEC 1 9 2017

This Space For Office Use Only

---

**1. Corporate Name** (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is  SOKO GROUP, INC.

---

**2. Business Addresses** (Enter the **complete** business addresses.)

| a. Initial Street Address of Corporation - Do not list a P.O. Box | City (no abbreviations) | State | Zip Code |
|---|---|---|---|
| 5215 Via Valarta | San Diego | CA | 92124 |
| b. Initial Mailing Address of Corporation, if different than item 2a | City (no abbreviations) | State | Zip Code |
| | | | |

---

**3. Service of Process** (Must provide either Individual OR Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

| a. California Agent's First Name (if agent is **not** a corporation) | Middle Name | Last Name | Suffix |
|---|---|---|---|
| | | | |
| b. Street Address (if agent is **not** a corporation) - Do not enter a P.O. Box | City (no abbreviations) | State / CA | Zip Code |

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

Day & Associates, Incorporated

---

**4. Shares** (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.

The total number of shares which this corporation is authorized to issue is _____ 75,000 _____.

---

**5. Purpose Statement** (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

---

**6. Read and Sign Below** (This form must be signed by each incorporator. See instructions for signature requirements.)

_____
Signature

Brent Buscay
_____
Type or Print Name

2017 California Secretary of State
www.sos.ca.gov/business/be

A0837704

4093555

**AMENDED AND RESTATED**
**ARTICLES OF INCORPORATION**
**OF**
**SOKO GROUP, INC.,**
a California corporation

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

JAN 16 2020

The undersigned hereby certify that:

**ONE:** They are the duly elected and acting President and Secretary, respectively, of Soko Group, Inc., a California corporation (the "**Corporation**").

**TWO:** The Articles of Incorporation of this Corporation are hereby amended and restated to read as follows:

## ARTICLE I

The name of the corporation is Soko Group, Inc.

## ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

## ARTICLE III

The total number of shares of stock which the Corporation is authorized to issue is Fifty Five Million (55,000,000) shares of Common Stock, par value $0.0001 per share.

## ARTICLE IV

1.     To the fullest extent permitted by the General Corporation Law of the State of California, as the same exist or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of California is amended, after approval by the shareholders of this Article IV, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of California, as so amended.

2.     The Corporation shall indemnify agents, as that term is defined in the California Corporations Code Section 317, to the fullest extent permitted under California law.

1

A0837704

* * *

THREE: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of the shareholders of the Corporation in accordance with Section 905(c) of the California Corporations Code. The total number of outstanding shares of common stock of the Corporation outstanding is 45,000,000, and no shares of preferred stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than two-thirds of the shares of outstanding common stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in these Amended and Restated Articles of Incorporation are true and correct of our own knowledge.

Date: January 13, 2020



_____
David Sokolowski, President



_____
David Sokolowski, Secretary

2



I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

Date: JAN 17 2020 KM

ALEX PADILLA, Secretary of State